SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Metris Companies Inc.
             (Exact Name of Registrant as Specified in Its Charter)

                      Delaware                               41-1849591
(State of Incorporation or Organization)                  (I.R.S. Employer
                                                          Identification no.)

         600 South Highway 169
         Suite 1800
         St. Louis Park, Minnesota                             55426
(Address of Principal Executive Offices)                     (Zip Code)

If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective             Exchange Act and is effective
pursuant to General Instruction           pursuant to General Instruction
A.(c), please check the following         A.(d), please check the following
box:  X                                   box:

Securities Act registration statement file number to which this form relates:
               (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                     Name of Each Exchange on Which
    to be so Registered                     Each Class is to be Registered

       Common Stock,
   par value $.01 per share                      New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.           Description of Registrant's Securities to be Registered.

         A description of the Common Stock, par value $.01 of Metris Companies Inc., a Delaware corporation (the "Registrant") is as follows:

Dividend Rights

         Subject to the rights of any other class or series of stock, including preferred stock then outstanding having a preference as to dividends over the Common Stock, holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, and if, declared by the Board of Directors.

Voting Rights

         Except for directors elected pursuant to any series of preferred stock, the Board of Directors of the Registrant is classified into three classes. One class is elected each year for a three-year term. This classification has no impact on voting rights, as there is no cumulative voting. Holders of the Common Stock are entitled to one vote for each share of Common Stock held on each matter submitted to a vote of shareholders, including the election of directors.

         Except for certain mergers, consolidations, sales, issuances (the foregoing being called "Change of Control Events"), and liquidations as set forth in Section 2 of Article VII of the Registrant's Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), the vote of a majority of the shares outstanding may decide any matter brought before the stockholders. Liquidations and dissolutions require (1) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of voting stock and (2) the affirmative vote of a majority of Disinterested Stockholders (as defined herein), in each case voting together as a single class. Reclassifications of securities (including any reverse stock split) which have the effect of increasing the proportionate share of the outstanding securities of any Interested Stockholder (as defined herein) or any of its affiliates require the same vote as that for liquidations. Change of Control Events which have not received the approval of a majority of disinterested directors or met certain other conditions require the same affirmative vote as for a liquidation.

         A "Disinterested Stockholder" is any stockholder who is not an "Interested Stockholder." An "Interested Stockholder" is any person who (a) is the beneficial owner of 20% or more of the combined voting power of the then outstanding shares of voting stock, (b) is an affiliate of the Registrant (except for subsidiaries) and any time within two years prior to the date in question held beneficial ownership of 20% of the combined voting power of the then outstanding voting stock of the Registrant, or (c) is an assignee or has succeeded to beneficial ownership of voting stock of the Registrant which was held within two years immediately prior to the date in question by any Interested Stockholder if such assignment or succession did not result from a public distribution as set forth in the Certificate. An employee benefit plan of the Registrant is not an Interested Stockholder notwithstanding that such plan otherwise meets the definition.

Preemption Rights

         Holders of the Common Stock have no preemptive rights to subscribe for additional shares of Common Stock.

Liquidation Rights

         Subject to the prior rights of creditors and holders of any series of stock then outstanding having preference over the holders of Common Stock, holders of Common Stock are entitled to share pro rata in the distribution of any remaining assets in the event of liquidation, dissolution or winding up of the Registrant.

Redemption

         Subject to provisions creating any series of Preferred Stock, any class of stock of the Registrant shall always be subject to redemption by the Registrant by action of the Board of Directors if in its judgment such action should be taken to prevent the loss or secure the restatement of any license or franchise from any governmental agency, which license or franchise is conditional upon some or all holders meeting certain prescribed qualifications. Redemption would be at the Fair Market Value as defined in the Certificate.

Limitations as a Result of Preferred Stock

         The Certificate authorizes the Registrant's Board of Directors to issue up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series with such voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms and certain other rights and preferences as shall be determined by the Board of Directors.

         Series B Preferred Stock

         One series of Preferred Stock is currently outstanding -- the Series B Perpetual Preferred Stock (the "Series B Preferred Stock"). The Series B Preferred Stock currently receives a preferential 15% pay-in-kind dividend. In the event of a liquidation or dissolution, the holders of Series B Preferred Stock are entitled to receive a preferential payment per share in an amount equal to the greater of (1) $372.50 plus accrued but unpaid dividends and (2) the amount the holder would have received if each share of Series B Preferred Stock could have been converted into ten shares of Common Stock, subject to adjustment in certain cases (the "Series B Preferential Payment").

         The holders of Series B Preferred Stock have no voting rights except those required by law. However, so long as the Series B Preferred Stock remains outstanding, the Registrant must obtain the consent of a majority of the shares of Series B Preferred Stock to do any of the following (each a "Restricted Action"):

     - authorize, create or issue any class or series, or any shares of any class or series, of stock having any preference or priority over the Series B Preferred Stock with respect to voting, dividends or upon liquidation, dissolution or winding up of the Registrant ("Senior Stock");

     - authorize, create or issue any class or series, or any shares of any class or series, of stock ranking equally with the Series B Preferred Stock with respect to voting, dividends or upon redemption, liquidation, dissolution or winding up of the Registrant ("Parity Stock");

     - reclassify any shares of capital stock of the Registrant into shares of Senior Stock or Parity Stock;

     - authorize the issuance of any security exchangeable for, convertible into or evidencing the right to purchase any shares of Senior Stock or Parity Stock;

     - alter or change the rights, preferences or privileges of the Series B Preferred Stock;

     - increase or decrease the authorized number of shares of Series B Preferred Stock or issue shares of Series B Preferred Stock other than to holders of Series B Preferred Stock pursuant to its terms; or

     - amend or waive a provision of the Registrant's Certificate in a manner adverse in any material respect to the holders of the Series B Preferred Stock.

         Series C Preferred Stock

         At a special meeting of stockholders held on March 12, 1999, stockholders of the Registrant approved an exchange of the Series B Preferred Stock for Series C Perpetual Convertible Preferred Stock (the "Series C Preferred Stock"). This exchange will occur if the Registrant is notified by the Office of the Comptroller of the Currency prior to June 30, 1999 that it does not object to the exchange. The Series C Preferred Stock, if issued, will receive a 9% pay-in-kind dividend. If issued, holders of the Series C Preferred Stock will have a liquidation preference (the "Series C Preferential Payment") equal to the greater of (1) the Conversion Value and (2) for a date prior to December 9, 2005, the amount a holder would receive if all of his Owned Shares and Dividend Shares had converted into Common Stock immediately prior to such liquidation, and after December 9, 2005, an amount such holder would have received if his Owned Shares had converted into Common Stock immediately prior to liquidation. "Conversion Value" means $372.50 a share plus accrued and unpaid dividends plus a premium amount designed to guarantee the holder a benefit of seven years' worth of dividends at the 9% annual rate. "Owned Shares" are shares of Series C Preferred Stock then owned by the holder. "Dividend Shares" are shares of Series C Preferred Stock the holder would have received from the date of liquidation through December 9, 2005.

         So long as the initial purchasers of the Series C Preferred Stock or their affiliates own at least 25% of the Series C Preferred Stock (or any Common Stock issued upon conversion thereof), the holders of a majority of the shares of Series C Preferred Stock will be entitled to elect four directors to the Board of Directors, which Board will then consist of eleven directors. So long as the initial purchasers or any of their affiliates own at least 10% but less than 25% of the Series C Preferred Stock (or any Common Stock issued upon conversion thereof), the holders of a majority of the Series C Preferred Stock may elect one director to the Board of Directors. Directors elected by holders of the Series C Preferred Stock will serve one year terms. With respect to a vote on any other matter, each share of Series C Preferred Stock will entitle its holder to cast the same number of votes he or she would have been able to cast if such share was converted into Common Stock on the record date. In addition, so long as any shares of Series C Preferred Stock remain outstanding, the vote of holders of a majority of the outstanding shares of Series C Preferred Stock would be necessary to take any Restricted Action, as outlined above, for the Series B Preferred Stock (as if the words "Series C Preferred Stock" were substituted for the words "Series B Preferred Stock"). In addition, in the event of a default on any agreement or instrument governing more than $20,000,000 of indebtedness remaining uncured for a period of sixty days, which entitles the holder of such indebtedness to accelerate such indebtedness, holders of a majority of the Series C Preferred Stock will be entitled to elect the majority of the Board of Directors.

Series D Preferred Stock

         The Registrant's Board of Directors has authorized 100,000 shares of the Series D Junior Participating Convertible Preferred Stock (the "Series D Preferred Stock"). There are currently no shares of such series issued. This series is entitled to receive the same dividend as holders of Common Stock, except in the case where holders of Common Stock receive voting securities. In such case, holders shall receive a non-voting equivalent. Holders of Series D Preferred Stock have no voting rights except as required by law. The series provides for a liquidation preference of $.01 per share.

Change of Control

         The super-majority vote requirements of the Registrant's Certificate, as described above under Voting, could have an anti-takeover effect. These provisions are designed to discourage an unsolicited takeover of the Registrant if the Board of Directors determines that such takeover is not in the best interests of the Registrant and its subsidiaries.

         In addition, the terms of both the Series B Preferred Stock and the Series C Preferred Stock could have an anti-takeover effect. Pursuant to the terms of the Series B Preferred Stock, if there is a change of control of the Registrant, the Registrant may redeem the Series B Preferred Stock at a price equal to 101% of the Series B Preferential Payment. If the Registrant does not do so, holders of the Series B Preferred Stock will receive additional shares of such stock such that the number of shares equals the Series B Preferential Payment divided by $372.50. At such time, all dividends must be paid in cash and the Registrant will have to comply with certain additional covenants. Failure to comply with such covenants will cause the dividend rate to increase to 18%.

         If the Series B Preferred Stock is exchanged for the Series C Preferred Stock, the terms of the Series C Preferred Stock could have an anti-takeover effect as follows. At the time of the change of control, if the Registrant does not redeem the shares of Series C Preferred Stock, then the dividend rate will increase from 9% to 11.5%. All dividends become payable in cash. Certain covenants will also be imposed which, if violated, will result in an increase in the dividend rate to 13.5%. To redeem, the Registrant must pay the greater of
(1) the Series C Preferential Payment and (2) the amount the holders of Series C Preferred Stock would have received had they converted all of their Owned Shares into Common Stock and received the amount paid per share of Common Stock by the acquiring person in the change of control.

         The terms for both the Series B Preferred Stock and the Series C Preferred Stock provide that after a Change of Control, holders of shares of such stock may put such stock at the redemption prices set forth above to the Registrant at any time after holders of senior notes under the Registrant's Indenture dated November 7, 1997 have been paid in full.

         The above discussion is a brief outline of the Common Stock and the impact of other series of the Registrant's capital stock upon the rights of holders of Common Stock. The discussion is qualified in its entirety by reference to the Certificate, including the Certificate as amended by the Certificate of Designation of the Series B Perpetual Preferred Stock and the Certificate of Designation of the Series C Perpetual Convertible Preferred Stock.

Item 2.           Exhibits.

                  3.1 Amended and Restated Certificate of Incorporation of the Corporation, as amended.

                  3.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-12351)).

                  4.1 Certificate of Designation of Series B Perpetual Preferred Stock (incorporated by reference to Exhibit
                           4.1 of the Corporation's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

                  4.2 Certificate of Designation of Series C Perpetual Preferred Stock (incorporated by reference to Exhibit
                           4.2 of the Corporation's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

                  4.3 Certificate of Designation of Series D Participating Convertible Preferred Stock (incorporated by reference to Exhibit 4.3 of the Corporation's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         METRIS COMPANIES INC.
                                             (Registrant)



                                         By: /s/ David D. Wesselink
                                         David D. Wesselink, Executive Vice
                                         President and Chief Financial Officer


Dated:  April 23, 1999

                                  EXHIBIT LIST


3.1 Amended and Restated Certificate of Incorporation of the Corporation, as amended.

3.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Corporation's Annual Report on
         Form 10-K for the year ended December 31, 1998 (File No. 1-12351)).

4.1 Certificate of Designation of Series B Perpetual Preferred Stock (incorporated by reference to Exhibit 4.1 of the Corporation's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

4.2 Certificate of Designation of Series C Perpetual Preferred Stock (incorporated by reference to Exhibit 4.2 of the Corporation's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

4.3 Certificate of Designation of Series D Participating Convertible Preferred Stock (incorporated by reference to Exhibit 4.3 of the Corporation's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).